FORM 4

OMB APPROVAL /OMB Number: 3235-0287

Expires: December 31, 2001

Estimated average burden hours per response ...0.5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form

5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

Jon M. Gregory
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Last/First/Middle

1124 South Main Street
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Street

Northfield, VT 05663
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City/State/Zip

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2. Issuer Name and Ticker or Trading Symbol

Rock of Ages Corporation "ROAC"
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

12/01
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[x] Director

[ ] 10% Owner

[x] Officer (give title below)

[ ] Other (specify below)

President/Quarries Division
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7. Individual or Joint/Group Filing (Check Applicable Line)

[X] Form filed by One Reporting Person

[ ] Form filed by More than One Person

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TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8) Code V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount A or D Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	12/07/01	C	20,000 A **		D
Class A Common Stock	12/07/01	S	20,000 D $4.90		D
Class A Common Stock	12/14/01	C	30,000 A **		D
Class A Common Stock	12/14/01	S	30,000 D $4.80	39,126	D

Reminder: Report on a separate line for each class of securities beneficiallyowned directly or indirectly.

*If the form is filed by more than one reporting person, see instruction 4(b)(v).

FORM 4 (continued)

TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)	6. Date Exercisable and Expiration Date (Month/Day/Year)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code V	(A) (D)	Date Expiration Exercisable Date	Title Amount or Number of Shares
Stock Option (right to buy)	$3.74	12/31/96	J	50,000	12/31/96* 12/31/01	Class B 50,000 Common Stock*			D
Stock Option (right to buy)	$3.74	12/07/01	M	20,000	* *	Class B 20,000 Common Stock*			D
Class B Common Stock	1-for-1**	12/07/01	M	20,000	** **	Class A 20,000 Common Stock			D
Class B Common Stock	1-for-1**	12/07/01	C	20,000	** **	Class A 20,000 Common Stock			D
Stock Option (right to buy)	$3.74	12/14/01	M	30,000	* *	Class B 30,000 Common Stock*			D
Class B Common Stock	1-for-1**	12/14/01	M	30,000	** **	Class A 20,000 Common Stock			D
Class B Common Stock	1-for-1**	12/14/01	C	30,000	** **	Class A 30,000 Common Stock		0	D

Explanation of Responses:

* Grant to reporting person of option to buy Class B common stock under the Rock of Ages 1994 Stock Plan in a transaction exempt under Rule16b-3. The option becomes exercisable in 20% increments commencing on the date of grant.

**Shares of Class B Common Stock are convertible on a share-for-share basis into Class A Common Stock at any time at the option of the holder, and convert automatically upon a transfer to any person other than a Permitted Transferee (as defined in the Issuer's Certificate of Incorporation).

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** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

**Signature of Reporting Person
/s/Jon M. Gregory
Jon M. Gregory

Date: December 26, 2001